EXHIBIT 21.1

Village Farms International, Inc.

Subsidiary Name	State or Country of Organization	Owned by Village Farms International, Inc.
VF Clean Energy, Inc.	Canada	100.0%
Village Farms Canada GP Inc.	Canada	100.0%
Village Farms Canada Limited Partnership	British Columbia	1.0%
Village Farms Canada Limited Partnership	British Columbia	99.0%
VF Operations Canada Inc.	Canada	100.0%
VF U.S. Holdings Inc.	Delaware	100.0%
Balanced Health Botanicals, LLC	Colorado	100.0%
Agro Power Development, Inc.	Delaware	100.0%
Village Farms of Delaware, L.L.C.	Delaware	100.0%
Village Farms, L.P.	Delaware	1.0%
Village Farms, L.P.	Delaware	99.0%
Village Fields Hemp USA LLC	Delaware	65.0%
Pure Sunfarms Corp.	Canada	100.0%
Rose Lifescience Inc.	Canada	80.0%
Leli Holland B.V.	Netherlands	100.0%